EXHIBIT 12



                     SPRINT SPECTRUM L.P. AND SUBSIDIARIES
                                (As Reorganized)
                        (A Development Stage Enterprise)
                             COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                                 (In Thousands)

                                                                                    For the
                                                                                  Period from
                                                                                  October 24,
                                                                                 1994 (date of
                                               For the Years Ended               inception) to
                                                    December 31,                  December 31,
                                           ----------------------------------------------------
                                                1996              1995                1994
                                           ----------------------------------------------------
Earnings:
  Net loss..............................   $   (438,565)       $  (110,428)        $ (3,308)
  Capitalized interest..................        (30,461)               -                 -
  Equity in subs........................         92,284             46,206               -
                                           ---------------   ------------------    ------------
  Subtotal                                     (376,742)           (64,222)          (3,308)

Fixed charges:
  Interest charges......................         31,010                -                 -
  Interest factor of operating rents....          2,943                -                 -
                                           ---------------   ------------------    ------------
  Total fixed charges...................         33,953                -                 -
                                           ---------------   ------------------    ------------

Earnings as adjusted....................   $   (342,789)        $      -           $     -
                                           ===============   ==================    ============

Ratio of earnings to fixed charges (A)..         (B)                 (C)                (C)


(A) For purposes of determining the ratio of earnings to fixed charges, earnings (loss) is defined as losses from continuing operations excluding equity in losses in unconsolidated partnerships. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of rental expense that is representative of the interest factor.

(B) The earnings are inadequate to cover fixed charges by $410,695 for the year ended December 31, 1996. (C) The Company had no fixed charges as de-fined for the year ended December 31, 1995 or the period from October
     24, 1994 (date of inception) through December 31, 1994.